[COMPUDYNE CORPORATION LETTERHEAD]

October 6, 2006

VIA EDGAR, U.S. MAIL AND FACSIMILE (202) 772-9202

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549-3581

RE:  CompuDyne Corporation
Form 10-K for the year ended December 31, 2005
Filed March 28, 2006
File No. 0-29798

Dear Mr. Humphrey:

On behalf of CompuDyne Corporation, this letter responds to the Staff’s comment letter dated October 2, 2006 regarding the Company’s above-captioned Form 10-K. We have repeated each comment of the Staff in all caps below, and followed each comment with the response of the Company.

FORM 10-K (Fiscal Year December 31, 2005)
Financial Statements
Note 2. Earnings Per Share, page 41

1.	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‘NET INCOME’ FOR THE SIX MONTHS ENDED JUNE 30, 2006, AS DISCLOSED IN THE FISCAL YEAR 2006 SECOND QUARTER FORM 10-Q, PROVIDE A BRIEF DESCRIPTION OF THE “TWO-CLASS METHOD,” IF THE COMPANY DETERMINES TO DECLARE A DIVIDEND OR IF THE CONTINGENCY CRITERIA IS MET.

RESPONSE: We will expand our disclosure in future filings to include information contained in sentences 4, 5, and 6 of the first paragraph of our prior response, including describing the certain events that can lead to avoiding the allocation to the participating securities and, the consideration given to any dividend restrictions resulting from debt covenants in measuring our ability to declare and distribute dividends. We will clarify that the fair value of common stock is measured on the record date of the dividend declared. We will also provide a brief description of the “two-class method” if the Company determines to declare a dividend or if the contingency criteria is met.

Note 11. Notes Payable and Line of Credit, page 46

2.	PLEASE DISCLOSE YOUR RESPONSE TO PRIOR COMMENT 10 IN FUTURE FILINGS.

RESPONSE: In our future filings we will disclose that there is no material difference between the straight-line method of amortization and the effective interest method with respect to the amortization of the underwriters’ discount on the 2011 notes.

As requested in your letter, CompuDyne Corporation acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2005;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact the undersigned at (410) 224-4415 (x315) should you have any questions regarding this response.

Sincerely,

/s/ Geoffrey F. Feidelberg

Geoffrey F. Feidelberg
Chief Financial Officer

cc: C. Scott Brannan, Aronson & Company
 Michael Muscatello, Aronson & Company
 Brian Doerner, Esq., Ballard Spahr Andrews & Ingersoll

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